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SEC FILE NUMBER 000-51734

CUSIP 131476103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
(Full Name of Registrant)
N/A
(Former Name if Applicable)
2780 Waterfront Pkwy E. Drive, Suite 200
(Address of Principal Executive Office (Street and Number))
Indianapolis, IN 46214
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calumet Specialty Products Partners, L.P. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) by March 16, 2018, the due date for such filing without unreasonable effort or expense because of continued difficulties with respect to the implementation of effective controls with respect to the implementation of the Enterprise Resource Planning (“ERP”) software system. Implementation issues related to the ERP system have resulted in a delay in the financial statement close process, as execution of certain financial statement controls, including timely account reconciliation, analysis and review, have not operated as intended for all financial statement accounts. These matters have resulted in unanticipated delays in compiling financial reports and other data that are necessary to prepare and complete the financial statements required for the Form 10-K. The Company is working to finalize its results and currently expects to file the Form 10-K on or before April 2, 2018.

The Company currently anticipates that its consolidated financial statements contained in the Form 10-K will differ from the fourth quarter and full year 2017 unaudited condensed consolidated financial statements reported in its earnings release furnished with the Form 8-K filed on March 8, 2018. While the Company does not anticipate that the previously reported revenues and liquidity for the quarter will change materially, it does expect a decrease in its previously reported net income and Adjusted EBITDA for the fourth quarter 2017.

The Company’s expectation regarding the timing of the filing of its Form 10-K and the Company’s belief with respect to anticipated changes to its financial statements are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file its Form 10-K in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

D. West Griffin	(317)	328-5660
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☑  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See disclosure under Part III above.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 19, 2018	By	/s/ D. West Griffin
D. West Griffin
Executive Vice President and Chief Financial Officer of Calumet GP, LLC, general partner of Calumet Specialty Products Partners, L.P.
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).